PishPosh, Inc.

1915 Swarthmore Avenue

Lakewood, New Jersey 08701

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Alyssa Wall

Re:	PishPosh, Inc.

Rule 477 Application for Withdrawal

Registration Statement on Form S-1/A

Filed on July 14, 2023

File No. 333-267982

Dear Ms. Wall:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), PishPosh, Inc. (the “Company”) respectfully requests the immediate withdrawal of the amendment to Registration Statement on Form S-1 (File No. 333-267982) filed with the Securities and Exchange Commission (the “Commission”) on July 14, 2023, together with all exhibits thereto (the “Amendment”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Amendment was inadvertently filed as a pre-effective amendment to the Registration Statement. The Company intended to refile the Amendment as a post-effective amendment to Registration Statement.

The Company also acknowledges that since no additional fees were paid by the Company with the Amendment, no refund will be made for fees paid to the Commission and no fees will be credited to the Company's account.

Please feel free to contact Louis Lombardo of Meister Seelig & Fein PLLC at (212) 655-3518 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Charlie Birnbaum
Charlie Birnbaum
Chief Executive Officer